Consolidated Financial Statements

For the years ended July 31, 2026 and 2025

(Expressed in Canadian Dollars)

To the Shareholders of Apex Critical Metals Corp.,

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Apex Critical Metals Corp. (the "Company"), which comprise the consolidated statements of financial position as at July 31, 2026 and 2025 and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2026 and 2025, and its financial performance and its cash flows for the years then ended in accordance with IFRS Accounting Standards ("IFRS").

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company has accumulated losses since inception, has no source of significant revenues and has not yet achieved profitable operations. As stated in Note 1, the Company's ability to continue as a going concern is dependent upon its ability to obtain additional financing to fund the Company's exploration and development programs. These matters, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in Material Uncertainty Related to Going Concern section, we have determined that there is the following key audit matter to communicate in our auditor's report:

Key audit matter:	How our audit addressed the key audit matter:
Assessment of impairment indicators of Exploration and evaluation assets.	Our approach to addressing the matter included the following procedures, among others:
Refer to: note 3 - Significant accounting judgments, estimates and assumptions; note 4 - Material accounting policy information: Exploration and evaluation costs; and note 7 - Exploration and evaluation assets

Management assesses at each reporting period whether there is an indication that the carrying value of exploration and evaluation assets may not be recoverable. Management applies significant judgment in assessing whether indicators of impairment exist that necessitate impairment testing. Internal and external factors, such as (i) a significant decline in the market value of the Company's share price; (ii) changes in the Company's assessment of whether commercially viable quantities of mineral resources exist within the properties; and (iii) changes in metal prices, capital and operating costs, are evaluated by management in determining whether there are any indicators of impairment.

We considered this a key audit matter due to (i) the significance of the exploration and evaluation asset balance and (ii) the significant audit effort and subjectivity in applying audit procedures to assess the factors evaluated by management in its assessment of impairment indicators, which required significant management judgement.	Evaluated the reasonableness of management's assessment of impairment indicators, which included the following:

  Assessed the Company's market capitalization in comparison to the Company's net assets, which may be an indication of impairment.

  Assessed the completeness of the factors that could be considered indicators of impairment, including consideration of evidence obtained in other areas of the audit.

  Confirmed that the Company's right to explore the properties had not expired.

  Obtained management's written representations regarding the Company's future plans for the exploration and evaluation assets.

  Assessed the reasonability of the Company's financial statement disclosure regarding their exploration and evaluation assets.

Other Information

Management is responsible for the other information. The other information comprises the information included in "Management's Discussion and Analysis" but does not include the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

  Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

  Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

  Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is William Nichols.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, BC, Canada

October 29, 2026

1054

Apex Critical Metals Corp. Consolidated Statements of Financial Position As at July 31, 2026 and 2025 (expressed in Canadian dollars)

	Notes	July 31, 2026	July 31, 2025

Assets

Current
Cash and cash equivalents	10	$14,986,990	$5,542,504
Amounts receivable	9, 10	236,266	119,744
Marketable securities	6	500,000	312,500
Prepaid expenses and deposits	9	397,600	241,959
		16,120,856	6,216,707

Exploration and evaluation assets	7, 9	21,465,183	3,347,354
Reclamation bonds	7	127,696	33,000

		$37,713,735	$9,597,061

Liabilities

Current
Accounts payable and accrued liabilities		$3,545,937	$980,596
Due to related parties	9	636,143	343,561
Flow-through share premium liability	11	-	12,303
		4,182,080	1,336,460

Shareholders' Equity
Share capital	8	41,296,805	11,369,158
Reserves		12,040,391	2,706,549
Deficit		(19,805,541)	(5,815,106)

		33,531,655	8,260,601

		$37,713,735	$9,597,061

Nature and continuation of operations (Note 1)

Commitment (Note 12)
Subsequent events (Notes 7, 9, 12, 14)

These consolidated financial statements were authorized for issue by the Audit Committee and Board of Directors on October 29, 2026.

"Sean Charland"	"Jody Dahrouge"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Apex Critical Metals Corp. Consolidated Statements of Operations and Comprehensive Loss For the years ended July 31, 2026 and 2025 (expressed in Canadian dollars)

		Year Ended July 31,
	Notes	2026	2025

Expenses
Accounting and audit fees		$22,500	$17,250
Administrative fees	9	180,000	180,000
Advertising and promotion	9, 12	2,957,845	1,277,230
Consulting fees	9	331,214	61,813
Filing, listing, and transfer agent fees		531,773	71,071
Foreign exchange		136,604	-
Insurance		41,272	14,727
Legal fees		448,504	50,644
Office		79,316	16,824
Salaries	9	125,835	-
Stock-based compensation	8, 9	9,167,246	2,591,294
Travel and meals		476,006	78,167
Loss before other items		14,498,115	4,359,020
Flow-through premium recovery	11	(12,303)	(145,567)
Interest income		(307,877)	(99,336)
Gain on marketable securities	6	(187,500)	(25,000)
Net and Comprehensive Loss for the year		$13,990,435	$4,089,117

Basic and Diluted Loss Per Share		$0.18	$0.09

Weighted Average Number of Common Shares Outstanding – Basic and Diluted		76,891,921	45,863,073

The accompanying notes are an integral part of these consolidated financial statements.

Apex Critical Metals Corp. Consolidated Statements of Changes in Equity For the years ended July 31, 2026 and 2025 (expressed in Canadian dollars)

	Share Capital	Share Subscriptions	Reserves	Deficit	Total
	$	$	$	$	$
Balance, July 31, 2024	4,541,744	60,000	115,255	(1,725,989)	2,991,010
Private placement	3,520,000	-	-	-	3,520,000
Flow-through private placement	1,734,880	(60,000)	-	-	1,674,880
Property acquisition	87,000	-	-	-	87,000
Warrants exercised	1,582,500	-	-	-	1,582,500
Share issuance costs	(96,966)	-	-	-	(96,966)
Stock-based compensation	-	-	2,591,294	-	2,591,294
Net loss for the year	-	-	-	(4,089,117)	(4,089,117)
Balance, July 31, 2025	11,369,158	-	2,706,549	(5,815,106)	8,260,601
Private placement	10,000,000	-	-	-	10,000,000
Flow-through private placement	1,600,000	-	-	-	1,600,000
Brokered private placement	15,000,500	-	-	-	15,000,500
Options exercised	281,708	-	(133,808)	-	147,900
Warrants exercised	4,381,144	-	-	-	4,381,144
Issuance on RSU vesting	188,000	-	(188,000)	-	-
Property acquisition	265,000	-	-	-	265,000
Share issuance costs	(1,788,705)	-	488,404	-	(1,300,301)
Stock-based compensation	-	-	9,167,246	-	9,167,246
Net loss for the year	-	-	-	(13,990,435)	(13,990,435)
Balance, July 31, 2026	41,296,805	-	12,040,391	(19,805,541)	33,531,655

The accompanying notes are an integral part of these consolidated financial statements.

Apex Critical Metals Corp. Consolidated Statements of Cash flows For the years ended July 31, 2026 and 2025 (expressed in Canadian dollars)

	Year Ended July 31,
	2026	2025

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net loss for the year:	$(13,990,435)	$(4,089,117)
Items not affecting cash:
Flow-through premium recovery	(12,303)	(145,567)
Stock-based compensation	9,167,246	2,591,294
Gain on marketable securities	(187,500)	(25,000)
Changes in non-cash working capital items:
Amounts receivable	(116,522)	(103,969)
Prepaid expenses and deposits	(155,641)	(235,723)
Accounts payable and accrued liabilities	233,648	15,584
Due to related parties	122,577	11,813
Net cash flows used in operating activities	(4,938,930)	(1,980,685)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Exploration and evaluation expenditures	(17,852,829)	(2,184,572)
Reclamation bond	(94,696)	-
Mining tax credit	-	27,918
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	2,329,775	957,238
Due to related parties	170,005	209,099
Net cash flows used in investing activities	(15,447,745)	(990,317)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Issuance of common shares	31,129,544	6,995,250
Cash share issuance costs	(1,300,301)	(96,966)
Share subscriptions received	-	(60,000)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	1,918	-
Net cash flows from financing activities	29,831,161	6,838,284

Net increase in cash	9,444,486	3,867,282

Cash and cash equivalents, beginning of year	5,542,504	1,675,222

Cash and cash equivalents, end of year	$14,986,990	$5,542,504

The accompanying notes are an integral part of these consolidated financial statements.

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

1. NATURE AND CONTINUATION OF OPERATIONS

Apex Critical Metals Corp. (“Apex” or the “Company”) was incorporated on August 2, 2018, under the Company Act of British Columbia and is in the business of acquiring, exploring, developing and evaluating mineral resource properties. The Company is in the exploration stage and has interests in properties located in Canada and the United States. The head office, and principal address of the Company are located at 400 – 570 Granville Street, Vancouver, BC, Canada, V6C 3P1, and the registered and records office of the Company is located at Suite 2501 – 550 Burrard Street, Vancouver, BC, V6C 2B5. The Company’s common shares are listed on the Canadian Securities Exchange (“CSE”) under the trading symbol “APXC”, Euronext Access Paris under the trading symbol “MLAPX”, the OTCQX Best Market (“OTCQX”) under the trading symbol “APXCF”, and the Frankfurt Stock Exchange under the trading symbol “KL9”, and the Company’s American Depositary Shares (each representing six common shares) are listed on the Nasdaq Capital Market under the trading symbol “APXC”.

The Company has no source of significant revenues, has not yet achieved profitable operations, has working capital of $11,938,776 as at July 31, 2026 (July 31, 2025: $4,880,247), has accumulated losses since its inception, expects to incur further losses in the development of its business, and has no assurance that sufficient funding will be available to conduct further exploration of its mineral properties, beyond what the Company’s current working capital will allow. These material uncertainties cast significant doubt about the Company’s ability to continue as a going concern. In recognition of these circumstances, management is pursuing various financial alternatives to fund the Company’s exploration and development programs. There is no assurance that these initiatives will be successful.  The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.

In the future, the Company may raise additional financing through the issuance of share capital or shareholder loans; however, there can be no assurance that it will be successful in its efforts to do so and that the terms will be favourable to the Company. These consolidated financial statements do not include any adjustments that might be necessary to the carrying values of assets and liabilities, the reported expenses and statement of financial position classifications should the Company be unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. There can be no assurance that management’s plan will be successful. If the going concern assumption were not appropriate for these consolidated financial statements, then possible material adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used.

2. BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis, except for cash and cash equivalents which are reflected at fair value as set out in the accounting policies below. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information. The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiary Elk Creek Rare Earths Corp.  Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and assumptions

In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated financial statements includes:

  The recoverability of the carrying value of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest;
  Management's assumption that there are currently no decommissioning liabilities is based on the facts and circumstances that have existed during the periods; and
  Determination of fair market value of common shares issued in exchange for exploration and evaluation assets.

Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies from those involving estimations that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

  Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs: Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic information, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans;
  The assessment of the Company's ability to continue as a going concern involves judgment regarding future funding available for its exploration projects and working capital requirements; and
  The determination of subsidiary’s functional currency often requires significant judgment where the primary economic environment in which they operate may not be clear.

4. MATERIAL ACCOUNTING POLICY INFORMATION

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Foreign currency translation

The Company’s and its subsidiary’s presentation currency and functional currency is the Canadian dollar as this is the principal currency of the economic environment in which it operates.

Transactions in foreign currencies are initially recorded in the Company's functional currency at the exchange rate at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the end of each reporting period.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions and are not subsequently restated.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when fair value is determined.

All gains and losses on translation of these foreign currency transactions are included in profit or loss.

Cash and cash equivalents

Cash and cash equivalents consists of balances with its bank and a Guaranteed Investment Certificate (“GIC”) held at a large brokerage firm.

The Company considers all highly liquid instruments which are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in fair value to be cash equivalents.

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

Exploration and evaluation costs

Exploration and evaluation activities involve the search for minerals, the determination of technical feasibility, and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs incurred prior to obtaining licenses are expensed in the period in which they are incurred.  Once the legal right to explore has been acquired, exploration and evaluation costs incurred are capitalized.  All capitalized exploration and evaluation costs are recorded at acquisition cost and are monitored for indications of impairment.  Where there are indications of a potential impairment, an assessment is performed for recoverability.  Capitalized costs are charged to the statement of operations and comprehensive loss to the extent that they are not expected to be recovered.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets are tested for impairment and transferred to "Mines under construction".  There is no amortization during the exploration and evaluation phase.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Impairment of non-current assets

Non-current assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable.  When indicators of impairment are present the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU's fair value less costs to sell and its value in use.  An impairment loss is recognized in income to the extent that the carrying amount exceeds the recoverable amount.

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement.  The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.  Additionally, the reviews take into account factors such as political, social and legal and environmental regulations.  These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount.  The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.  Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

Mining tax credits

Mining tax credits and mining duties are recorded in the accounts when they are received.  If and when received, these mining tax credits are recorded as a reduction of the related deferred exploration expenditures.

Decommissioning liabilities

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises.  A pre-tax discount rate that reflects the time value of money and the risks specific to the liability are used to calculate the net present value of the expected future cash flows.  These costs are charged to the statement of loss over the economic life of the related asset, through depreciation expense using either the unit-of-production or the straight-line method as appropriate.  The related liability is progressively increased each period as the effect of discounting unwinds, creating an expense recognized in the statement of loss.  The liability is assessed at each reporting date for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

Share capital

The Company records the proceeds from share issuances net of issue costs and any tax effects as share capital.

Flow‑Through Share Arrangements

Flow‑through shares are a financing mechanism available to corporations engaged in eligible resource activities, including mining, oil and gas, and certain renewable energy or energy conservation projects. Under a flow‑through share agreement, the Company agrees to incur qualifying Canadian Exploration Expenses (“CEE”) or Canadian Development Expenses (“CDE”) and to renounce such expenditures to investors. The renunciation allows investors to deduct the qualifying expenditures for Canadian income tax purposes, even though the expenditures are incurred by the Company.

The Company is required to incur qualifying expenditures in an amount equal to the proceeds received from the issuance of flow‑through shares within the period prescribed under the Income Tax Act (Canada). Once the qualifying expenditures are incurred and renounced, the Company is no longer entitled to claim the related tax deductions. The renunciation may give rise to a deferred tax liability for the Company, as the tax benefits associated with the expenditures are transferred to investors.

The issuance of flow‑through shares typically results in the Company recording a premium liability representing the difference between the subscription price of the flow‑through shares and the fair value of the underlying common shares at the date of issuance. This premium is recognized in income as the qualifying expenditures are incurred and renounced to investors.

The Company evaluates its obligations under flow‑through share agreements at each reporting date, including the requirement to incur qualifying expenditures within the prescribed timeframe. If the Company does not incur qualifying expenditures as required, it may be subject to Part XII.6 tax or other penalties under the Income Tax Act (Canada).

Stock-based payments

The Company can grant stock options, RSUs, PSUs, and DSUs to directors, officers and employees.

The fair value of these instruments is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period of the instruments. The fair value is recognized as an expense with a corresponding increase in reserves.  The amount recognized as expense is adjusted to reflect the number of instruments expected to vest.

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

Where the terms of an instrument are modified, the minimum expense recognized is the expense as if the terms had not been modified.  An additional expense is recognized for any modification which increases the total fair value of the stock-based compensation arrangement, or is otherwise beneficial to the employee as measured at the date of modification over the remaining vesting period.

Stock-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

Common shares issued for consideration other than cash, are valued based on their market value of the common shares at the date the shares are issued.

Earnings (loss) per share

The Company presents basic and diluted earnings/loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  The Company uses the treasury stock method for calculating diluted earnings (loss) per share.  Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Reclamation deposits

The Company maintains cash deposits as required by regulatory bodies as assurance for the funding of reclamation costs. These funds are restricted to that purpose and are not available to the Company until the reclamation obligations have been fulfilled. Reclamation bonds are classified as non-current assets.

Financial instruments

Financial assets:

The classification of financial assets is based on how the entity manages its financial instruments and contractual cash flow characteristics of the financial asset. Transactions costs with respect to financial instruments classified as fair value through profit or loss are recognized in the statements of operations and comprehensive loss.

Cash and cash equivalents are classified as subsequently measured at amortized cost.

The Company’s financial assets that are classified as and subsequently measured at fair value through profit or loss are marketable securities. Fair values are determined by reference to quoted market prices at the statement of financial position date.

Reclamation deposits are classified as subsequently measured at amortized cost.

Financial liabilities:

Accounts payable and accrued liabilities are subsequently measured at amortized cost. Due to related parties is subsequently measured at amortized cost.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive income or loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries and associates to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

5. RECENT ACCOUNTING PRONOUNCEMENTS

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements, except for IFRS 18 “Presentation and Disclosure in Financial Statements” discussed below.

On April 9, 2024, the IASB issued IFRS 18, which introduced new requirements for improved comparability in the statement of profit or loss, enhanced transparency of management-defined performance measures and more useful grouping of information in the financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027. The Company is currently evaluating the impact to the financial statements.

6. MARKETABLE SECURITIES

During the year ended July 31, 2024, the Company received 2,500,000 shares of Discovery Energy Metals Corp. (“Discovery”) in connection with an option agreement on its West James Bay Properties (Note 7).  As at July 31, 2026, the Company holds 2,500,000 shares (July 31, 2025 – 2,500,000) with a fair market value of $500,000 (July 31, 2025 – $312,500), or $0.20 per share (July 31, 2025 – $0.125 per share). During the years ended July 31, 2026 and 2025, the Company recognized an unrealized gain on the marketable securities of $187,500 and $25,000 respectively. The common shares of Discovery are traded on the CSE.

7. EXPLORATION AND EVALUATION ASSETS

British Columbia, Canada

The Company holds mineral claims in British Columbia under the CAP and Carbo properties comprised of two distinct claim groups within the Rocky Mountain Rare Metal Belt.

CAP property

In February 2019, the Company acquired a 100% interest in certain mineral claims (“CAP Claims”), located approximately 85 km northeast of Prince George, British Columbia.  The CAP property is subject to a 2% Net Smelter Return (“NSR”) royalty in favour of the original vendors. Subsequent to this acquisition, the Company staked 3 additional claims contiguous to the acquired CAP Claims. As of July 31, 2026, the CAP property consists of 6 claims totalling 2,824 hectares (July 31, 2025 – 6 claims).

Carbo property

The Company acquired a 100% interest in the Carbo property through various share issuances and cash payments to certain property vendors in 2021 and 2022.  The Carbo property is located north-east and in close proximity to the CAP property.  As of July 31, 2026, the property consists of 17 claims totalling 2,048 hectares (July 31, 2025 – 17 claims).

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

Quebec, Canada

West James Bay property

In May 2024, the Company purchased a 50% interest in a group of mineral claims (“West James Bay Claims”) located in the James Bay region of Quebec, Canada, for a cash payment of $125,000 to DG Resource Management Ltd., a company controlled by Jody Dahrouge, a director of the Company.

In June 2024, the Company entered into an Earn-In Option Agreement, whereby the Company granted the optionee the option to acquire 80% of the Company’s 50% interest in the West James Bay property, whereby the optionee had to incur $1,000,000 of exploration costs on the West James Bay property and issue 2,500,000 common shares of the optionee to the Company (Note 6).  During the year ended July 31, 2024, the optionee exercised its option by incurring the required expenditures and issuing the shares to the Company.  The Company also retains a 1% Gross Overriding Royalty (“GOR”) on any future production from the West James Bay property on this interest sold.  As of July 31, 2026, the Company retains the GOR royalty and a 10% interest in the West James Bay property.

Lac Le Moyne Carbonatite property

In February 2025, the Company entered into a mineral property acquisition agreement to acquire a 100% interest in certain mineral claims for total consideration of:

  $100,000 in aggregate cash payable over a 3-year period ($50,000 paid to date);
  200,000 in common shares payable over a 2-year period. 100,000 common shares were issued in February 2025 with a fair value of $87,000, and 100,000 in January 2026 with a fair value of $265,000;
  If a material drill intersection of niobium mineralization is identified on the project, an additional 500,000 common shares are payable to the vendor of the property; and
  The property is subject to a 2% NSR to the vendor on future production.

Ontario, Canada

Bianco property

In November 2024, the Company acquired certain mineral claims, situated approximately 12.5 km southwest of the Kingfisher Lake First Nation and 156 km north of Pickle Lake, Ontario from DG Resource Management Ltd., a company controlled by Jody Dahrouge, a director of the Company, for $30,000.  The Bianco property is subject to a 2% NSR to the vendor on future production.

Nebraska, USA

Rift property

During the year ended July 31, 2025, the Company executed agreements with individual landholders to acquire the right to explore for and the option to purchase the mineral and surface rights over 2,217 acres of land.  During the year ended July 31, 2026, the Company has optioned an additional 1,741 acres, bringing the aggregate property holdings to 3,958 acres as at July 31, 2026. All agreements were facilitated by Key Landmark LLC acting as the landman on behalf of the Company. The Rift property is subject to a 0.5% NSR on future production payable to the landman, and the underlying landowners retain a 2.0% NSR royalty, for an aggregate NSR royalty of 2.5%.  All agreements have a 5-year term from signing.

Subsequent to July 31, 2026, the Company optioned a further 432 acres bringing the Company's holdings to 4,390 acres.

Colorado, USA

Iron Hills property

In April 2026, the Company acquired certain mineral claims for $80,000.  The property is subject to a 3% NSR to the vendor on future production.  As of July 31, 2026, the property consists of 76 claims.

Reclamation Bonds

The Company's reclamation bonds relate to the following properties:

	As at	As at
	July 31, 2026	July 31, 2025
	$	$
CAP property	33,000	33,000
Rift property	94,696	-
Total	127,696	33,000

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

The following table summarizes exploration and evaluation asset changes during the applicable periods:

	CAP	Carbo	West James Bay	Lac Le Moyne	Bianco	Rift	Iron Hills	Total property costs
Balance, July 31, 2024	964,721	138,978	1	-	-	-	-	1,103,700
Acquisition costs - cash	-	-	-	25,000	30,000	420,287	-	475,287
Acquisition costs - shares	-	-	-	87,000	-	-	-	87,000
Assays	34,575	-	-	-	13,782	-	-	48,357
Camp costs	73,460	-	-	-	-	-	-	73,460
Drilling costs	355,147	-	-	-	-	-	-	355,147
Geological expenses	132,761	-	-	100,798	75,735	-	-	309,294
Reports and other	16,912	-	-	-	-	164,628	-	181,540
Supplies	13,688	-	-	9,240	9,843	-	-	32,771
Travel & transportation	432,598	-	-	45,444	189,771	40,903	-	708,716
Total for the year	1,059,141	-	-	267,482	319,131	625,818	-	2,271,572
Mining tax credits	(27,918)	-	-	-	-	-	-	(27,918)
Balance, July 31, 2025	1,995,944	138,978	1	267,482	319,131	625,818	-	3,347,354
Acquisition costs - cash	-	-	-	25,000	-	569,359	80,574	674,933
Acquisition costs - shares	-	-	-	265,000	-	-	-	265,000
Acquisition costs - staking	9,620	-	-	-	-	-	-	9,620
Assays	274,330	7,287	-	17,095	-	1,811,925	-	2,110,637
Camp costs	367,795	-	-	-	-	-	-	367,795
Drilling costs	1,071,643	-	-	-	-	8,237,293	-	9,308,936
Geological expenses	440,097	14,368	-	5,130	1,922	1,816,543	-	2,278,060
Other costs	73,301	-	-	-	-	285,179	-	358,480
Supplies and rentals	128,696	-	-	10,134	-	1,043,854	-	1,182,684
Travel & accommodation	1,163,643	-	-	9,587	-	388,454	-	1,561,684
Total for the year	3,529,125	21,655	-	331,946	1,922	14,152,607	80,574	18,117,829
Balance, July 31, 2026	5,525,069	160,633	1	599,428	321,053	14,778,425	80,574	21,465,183

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

8. SHARE CAPITAL

a) Authorized:

  Unlimited common shares with no par value.

b) Issued and outstanding

Common Shares	Number of Shares*	$
Balance, July 31, 2024	38,003,053	$4,541,744
Private placements (1,3)	7,950,000	3,520,000
Flow-through private placements (2,5)	2,436,958	1,734,880
Property acquisition (4)	100,000	87,000
Warrants exercised (note 8(c))	3,956,250	1,582,500
Share issuance costs	-	(96,966)
Balance, July 31, 2025	52,446,261	$11,369,158
Private placement (7)	4,000,000	10,000,000
Flow-through private placement (6)	800,000	1,600,000
Brokered private placement (9)	7,895,000	15,000,500
Property acquisition (8)	100,000	265,000
Warrants exercised (note 8(c))	30,990,280	4,381,144
Options exercised (note 8(d))	174,000	281,708
Issuance on RSU vesting (note 8(d))	50,000	188,000
Share issuance costs	-	(1,788,705)
Balance, July 31, 2026	96,455,541	$41,296,805

* On November 7, 2024, the Company completed a forward split of all of its issued and outstanding common shares on the basis of one and one-half new common shares for one old common share.  The number of common shares were adjusted for the split.  Outstanding stock options and share purchase warrants at the time of the split were also adjusted along with the respective exercise prices.

As of July 31, 2026, the Company has no common shares held in escrow (2025 – 1,329,750). The shares were released every six months, over a three-year period, ending March 15, 2026.

During the year ended July 31, 2025:

(1) On August 16, 2024, the Company completed the second and final tranche of a non-brokered private placement consisting of 3,750,000 units (each, a “Unit”), at a price of $0.267 per Unit for gross proceeds of $1,000,000. Each Unit consisted of one common share (each, a “Share”) and one common share purchase warrant (each, a “Warrant”).  Each Warrant entitling the holder to purchase one Share at a price of $0.40 per Share for a period of one year from closing.

(2) On September 24, 2024, the Company completed a non-brokered private placement issuing 906,346 flow-through units (each, a “FT Unit”) at a price of $0.43 per FT Unit for aggregate gross proceeds of $392,750.  Each FT Unit is comprised of one common share issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) and one common share purchase warrant issued on a non-flow-through basis (each, a “Warrant”). Each Warrant entitled the holder to receive one non-flow-through common share at a price of $0.67 per Share for a period of two years from closing. The gross proceeds from the sale of the FT Units will be used by the Company to incur eligible “Canadian exploration expenses” that will qualify as “flow-through mining expenditures” as such terms are defined in the Income Tax Act (Canada). The full amount was renounced to subscribers effective December 31, 2024.

(3) On December 30, 2024, the Company completed a non-brokered private placement issuing a total of 4,200,000 Units at a price of $0.60 per Unit, raising aggregate proceeds of $2,520,000. Each Unit consisted of one common share of the Company and one Warrant, with each Warrant entitling the holder to purchase one Share at a price of $0.75 per Share for a period of two years from closing.

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

(4) On February 12, 2025, the Company issued 100,000 common shares at a fair value of $87,000 pursuant to the Lac Le Moyne property agreement (see Note 7).

(5) On February 21, 2025, the Company completed a non-brokered private placement issuing a total of 1,530,612 flow-through common shares (each, an "FT Share") at a price of $0.98 per FT Share for gross proceeds of $1,500,000. The FT Shares were issued as "flow-through shares" (within the meaning of subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec). The proceeds from the issuance of the FT Shares will be used to incur eligible resource exploration expenses which will qualify as "Canadian exploration expenses"(as defined in the Income Tax Act (Canada)). In addition, subscribers residing in the province of Québec are also eligible for i) an additional deduction for CEE that qualifies as "exploration base relating to certain Québec exploration expenses" incurred in Québec, within the meaning of section 726.4.10 of the Taxation Act (Québec), and ii) for an additional deduction for certain surface mining CEE incurred in Québec that qualifies as "exploration base relating to certain Québec surface mining exploration expenses" within the meaning of section 726.4.17.2 of the Taxation Act (Québec). In connection with the offering, the Company paid cash fees of $90,000 to one qualified finder.

During the year ended July 31, 2026:

(6) On October 22, 2025, the Company completed a non-brokered flow-through private placement issuing 800,000 FT Units at a price of $2.00 per FT Unit for gross proceeds of $1,600,000.  Each FT Unit consisted of one common share issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) and one Warrant issued on a non-flow-through basis. Each Warrant entitles the holder to purchase one non-flow-through common share at a price of $2.50 per Share for a period of two years from the date of issuance.

(7) On October 30, 2025, the Company completed a non-brokered private placement issuing 4,000,000 Units of the Company at a price of $2.50 per Unit for gross proceeds of $10,000,000.  Each Unit consists of one common share of the Company and one Warrant, with each Warrant exercisable to acquire one common share of the Company at a price of $3.00 per Share for a period of two years from the date of issuance. In connection with the Offering, the Company paid cash finders’ fee of $255,500; other share issuance costs of $7,013 and issued 102,200 non-transferable finder’s warrants (each a ‘Finders’ Warrant”) to certain finders. Each Finder’s Warrant entitles the holder thereof to purchase one common share at a price of $3.00 per common share for a period of two years. The fair value of the finder’s warrants was calculated using the Black Scholes option pricing model based on the following assumptions: Exercise price - $3.00, Expected life – 2 years, Expected volatility – 113.21%, Risk-free interest rate – 2.42%, with no expected dividends or forfeitures. The total fair value, being $196,296 for these finders’ warrants has been recorded as a non-cash share issuance cost, with a corresponding adjustment to reserves.

(8) On January 28, 2026, the Company issued 100,000 common shares at a fair value of $265,000 pursuant to the Lac Le Moyne property acquisition (see Note 7).

(9) On June 2, 2026, the Company closed a brokered private placement, whereby the Company issued 7,895,000 Units of the Company at a price of $1.90 per Unit for gross proceeds of $15,000,500.  Each Unit consisted of one common share and one Warrant of the Company.  Each Warrant entitles the holder to purchase one common share of the Company at a price of $2.60 per Share for a period of twenty-four months from the closing date.  The agents for the placement received aggregate cash fee of $750,006 and 394,740 non-transferable common share purchase warrants. Each agent warrant is exercisable into one common share of the Company at $1.90 per share for a period of twenty-four months from the closing date.  The Company also incurred other share issuance costs of $287,782 relating to this private placement.

The fair value of the agent’s warrants was calculated using the Black Scholes option pricing model based on the following assumptions: Exercise price - $1.90, Expected life – 2 years, Expected volatility – 93%, Risk-free interest rate – 2.80%, with no expected dividends or forfeitures.  The total fair value, being $292,108 for these agent’s warrants has been recorded as a non-cash share issuance cost, with a corresponding adjustment to reserves.

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

c) Warrants

The following is a summary of warrant transactions for the years ended July 31, 2026 and 2025:

	July 31, 2026		July 31, 2025
		Weighted Average		Weighted average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price
Balance, beginning of year	34,974,961	$0.21	30,074,865	$0.12
Exercised	(30,990,280)	0.14	(3,956,250)	0.40
Issued	13,191,940	2.70	8,856,346	0.59
Balance, end of year	17,176,621	$2.24	34,974,961	$0.21

The following warrants were outstanding and exercisable as of July 31, 2026:

		Number of Warrants	Weighted Average
	Exercise	Outstanding and	Remaining Contractual
Expiry Date	Price	Exercisable	Life (Years)
September 24, 2026**	$0.67	786,346	0.15
December 30, 2026	$0.75	3,198,335	0.42
October 22, 2027	$2.50	800,000	1.23
October 30, 2027	$3.00	4,000,000	1.25
October 30, 2027*	$3.00	102,200	1.25
June 2, 2028	$2.60	7,895,000	1.84
June 2, 2028*	$1.90	394,740	1.84
Total		17,176,621	1.33

*Finder's or agent's warrants
**Exercised subsequent to July 31, 2026 (Note 14).

During the year ended July 31, 2025, 3,956,250 warrants were exercised for gross proceeds of $1,582,500.

During the year ended July 31, 2026, 30,990,280 warrants were exercised for gross proceeds of $4,381,144.

The weighted average share price on the dates that warrants were exercised during the year ended July 31, 2026 was $2.17.

d) Stock-based compensation

Equity Incentive Plan

The Company has an equity compensation plan that includes stock options, restricted share units ("RSU"), deferred share units ("DSU") and performance share units ("PSU"). The total outstanding awards including options, PSUs, DSUs or RSUs, shall not exceed more than 20% of the total outstanding common shares on a non-diluted basis.

Stock Option Plan

Options are granted with an exercise price determined by the Board of Directors, which may not be less than 25% of the Company's stock price on the date of the grant. Options granted to directors, employees and consultants other than consultants engaged in investor relations activities will vest immediately. However, for options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

RSUs, DSUs, and PSUs under the Plan

A RSU is a unit equivalent in value to a Common Share which entitles the holder to receive one common share for each RSU after a specified vesting period determined by the Company. Upon settlement, RSU holders will receive (a) one fully paid and non-assessable common share in respect of each vested RSU, (b) subject to the approval by the board of directors, a cash payment, or (c) a combination of common shares and cash. The cash payment is determined by multiplying the number of RSUs redeemed for cash by the market price on the date of settlement.  RSUs expire by December 31 in the third year after they are granted.

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

A DSU is a unit equivalent in value to a common share which entitles the holder to receive one common share for each DSU on a future date, generally upon termination of service with the Company. Upon settlement, holders will receive (a) one fully paid and nonassessable common share in respect of each vested DSU, (b) subject to the approval of the board of directors, a cash payment, or (c) a combination of common shares and cash. The cash payment is determined with reference to the market price in the same manner as with RSUs.

A PSU is a unit equivalent in value to a common share which entitles the holder to receive one common share for each PSU on a future date, generally upon the achievement of certain performance goals within the Company. Upon settlement, holders will receive (a) one fully paid and nonassessable common share in respect of each vested PSU, (b) subject to the approval of the board of directors, a cash payment, or (c) a combination of common shares and cash. The cash payment is determined with reference to the market price in the same manner as with RSUs.

The RSUs, DSUs and PSUs granted will vest and be exercisable on a basis determined by the board at the time of the grant and will be exercisable for a period not exceeding ten years.

Stock options

The following is a summary of option transactions under the Company's equity incentive plan for the years ended July 31, 2026 and 2025:

	July 31, 2026		July 31, 2025
		Weighted Average		Weighted average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
Balance, beginning of year	7,250,000	$0.629	2,250,000	$0.138
Exercised	(174,000)	0.850	-	-
Granted	3,335,000	2.135	5,000,000	0.850
Balance, end of year	10,411,000	$1.108	7,250,000	$0.629

The following stock options were outstanding and exercisable as at July 31, 2026:

		Number of	Number of	Weighted Average
	Exercise	Options	Options	Remaining Contractual
Expiry Date	Price	Exercisable	Outstanding	Life (Years)
April 26, 2029	$0.133	1,950,000	1,950,000	2.74
May 8, 2029	$0.167	300,000	300,000	2.77
March 14, 2030	$0.850	4,826,000	4,826,000	3.62
September 8, 2030	$1.970	1,161,600	1,760,000	4.11
October 22, 2027	$3.820	50,000	50,000	1.23
December 5, 2029	$2.500	75,000	75,000	3.35
January 30, 2028	$2.750	200,000	200,000	1.50
May 7, 2031	$2.180	-	750,000	4.77
May 7, 2028	$2.180	-	500,000	1.77
Total		8,562,600	10,411,000	3.45

Stock option granted during the year ended July 31, 2025

  On March 14, 2025, the Company granted 5,000,000 stock options to certain directors, officers and consultants, priced at $0.85 and are exercisable for a period of 5 years from the date of grant. The options vest as to 33% on the date that is four months from the grant date, 33% on the date that is eight months from the grant date and 34% on the date that is twelve months from the grant date.

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

Stock options granted during the year ended July 31, 2026

  On September 8, 2025, the Company granted 1,760,000 stock options to certain directors, officers and consultants, priced at $1.97 and are exercisable for a period of 5 years from the date of grant. The options vest as to 33% on the date that is four months from the grant date, 33% on the date that is eight months from the grant date and 34% on the date that is twelve months from the grant date.
  On October 22, 2025, the Company granted 50,000 stock options to a consultant, priced at $3.82 and are exercisable for a period of 2 years from the date of grant. The options vested upon the Company's successful listing on the EuroNext exchange.
  On December 5, 2025 the Company granted 75,000 stock options to a consultant, priced at $2.50 and are exercisable for a period of 4 years from the date of grant. The options vest in six months from the date of grant.
  On January 30, 2026 the Company granted 200,000 stock options to a consultant, priced at $2.75 and are exercisable for a period of 2 years from the date of grant. The options vested immediately.
  On May 7, 2026 the Company granted 1,250,000 options to certain directors, officers and consultants of the Company.  The options are exercisable at a price of $2.18 per share. 750,000 options are exercisable for a period of five years from the date of grant and vest as to 33% four months from the date of grant, 33% eight months from the date of grant, and 34% twelve months from the date of grant. The remaining 500,000 options are exercisable for a period of two years from the date of grant, and vest in full on October 7, 2026.

During the year ended July 31, 2026, 174,000 stock options were exercised for gross cash proceeds of $147,900. $133,808 of stock-based compensation originally recognised on the grant date for these options was transferred to share capital from reserves upon exercise of these options.

The weighted average share price on the dates that options were exercised during the year ended July 31, 2026 was $2.67 (2025 - $Nil).

Restricted share units

The following is a summary of RSU transactions under the Company's equity incentive plan for the years ended July 31, 2026 and 2025:

Number of
RSUs
Balance, July 31, 2024 and 2025	-
Granted	2,835,000
Exercised	(50,000)
Balance, July 31, 2026	2,785,000

The following RSUs were outstanding and exercisable as at July 31, 2026:

	Number of	Number of	Weighted Average
	RSUs	RSUs	Remaining Contractual
Expiry Date	Vested*	Outstanding	Life (Years)
December 31, 2028	25,000	1,685,000	2.42
December 31, 2029	-	1,100,000	3.42
Total	25,000	2,785,000	2.82

* The grantee has the ability to request the issuance of the related common shares at any time once vested.

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

RSUs granted during the year ended July 31, 2026

  On September 8, 2025, the Company granted 1,660,000 RSUs to certain directors, officers and consultants which vest as to one quarter every four months from the grant date.  On January 8, 2026, the vesting dates of these RSUs was amended to 25% on May 8, 2026, 25% on September 8, 2026, 25% on January 8, 2027, and 25% on May 8, 2027.  The Company adjusted stock-based compensation accordingly for this amendment.  On May 8, 2026, the vesting dates of these RSUs was further amended to 25% on September 8, 2026, 25% on January 8, 2027, 25% on May 8, 2027, and 25% on September 8, 2027.  The Company adjusted stock-based compensation accordingly for this second amendment.
  On October 22, 2025, the Company granted 50,000 RSUs to a consultant which vested upon the successful listing by the Company on EuroNext.
  On December 5, 2025, the Company granted 25,000 RSUs to a consultant which vest six months from the grant date.
  On January 23, 2026, the Company granted 750,000 RSUs to a director which vest as to 50% in one year and 50% in two years from the grant date.
  On May 7, 2026, the Company granted 350,000 RSUs to certain directors, and officers, which vest as to one quarter every four months from the grant date.

During the year ended July 31, 2026, 50,000 RSUs vested, resulting in the issuance of 50,000 common shares being issued for $nil cash consideration.

Stock-based compensation

The following weighted average assumptions were used for the Black-Scholes pricing model calculations for options granted:

	May 7, 2026	Jan 30, 2026	Dec 5, 2025	Oct 22, 2025	Sept 8, 2025	Mar 14, 2025
Risk-free interest rate	3.08%	2.56%	3.01%	2.38%	2.77%	2.72%
Expected stock price volatility	119%	105%	144%	105%	168%	184%
Expected option life in years	3.8 years	2 years	4 years	2 years	5 years	5 years
Dividend rate	Nil	Nil	Nil	Nil	Nil	Nil

The fair value of each RSU granted was equal to the Company's share price on the date of each grant.

During the year ended July 31, 2025, $2,591,294 was expensed as stock-based compensation related to options issued.

During the years ended July 31, 2026, $5,622,044 and $3,545,202 respectively, was expensed as stock-based compensation related to options and RSUs granted, with a corresponding adjustment to reserves.

9.  TRANSACTIONS WITH KEY MANAGEMENT AND RELATED PARTIES

Key management personnel include directors and officers who have the authority and responsibility for the planning, directing, and controlling the activities of the Company.

The terms and conditions of these transactions with key management and related parties were no more favourable than those available, or which might reasonably be expected to be available, for similar transactions with an arm's length party.

During the years ended July 31, 2026 and 2025, the Company incurred the following with key management:

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

	Year ended	Year ended
	July 31, 2026	July 31, 2025
	$	$
Administrative fees (1)	180,000	180,000
Advertising and promotion (1)	125,000	150,000
Exploration costs (2)	2,444,454	410,149
Consulting fees (3)	220,238	16,887
Property acquisition costs (4)	-	30,000
Wages and benefits (5)	99,600	17,500
Stock-based compensation (6)	6,568,853	2,209,382
Total	9,638,145	3,013,918

(1) The Company continues to renew 12-month Management Services Agreements (“MSA”) with Zimtu Capital Corp. (“Zimtu”). Sean Charland is an officer and director of Zimtu, as well as an officer and director of the Company.  Jody Bellefleur is an officer of Zimtu, as well as an officer and director of the Company.  Under the terms of the MSA, Zimtu provides the Company with administrative and managerial services, including corporate maintenance, continuous disclosure services, rent, and administrative services, at a rate of $15,000 per month.

The Company also incurred $125,000 in fees to Zimtu for the year ended July 31, 2026, ($150,000 – year ended July 31, 2025) for advertising and promotion services.   On August 18, 2026, the Company renewed the service agreement for advertising and promotion services with Zimtu for an additional 12 months at a cost of $15,000 per month.

(2) Amounts incurred to Dahrouge Geological Consulting Ltd. (“Dahrouge”) and included in exploration and evaluation assets.  Jody Dahrouge is a principal at Dahrouge as well as a director with the Company.

(3) Amounts incurred to Dahrouge, Kaiben Geological Ltd., and EBC Consulting Group Ltd. for consulting services. Jody Dahrouge is a principal at Dahrouge as well as a director with the Company. Darren Smith is a majority owner at Kaiben Geological Ltd. and a director of the Company. Joness Lang is a majority owner at EBC Consulting Group Ltd. and a director and officer of the Company.

(4) Amounts paid to Dahrouge, and included in exploration and evaluation assets.  Jody Dahrouge is a principal at Dahrouge as well as a director with the Company.

(5) Salaries paid to Nathan Steinke (year ended July 31, 2026 – $69,600 and year ended July 31, 2025 - $Nil) and Sean Charland (year ended July 31, 2026 - $30,000 and year ended July 31, 2025 - $17,500).  Nathan Steinke is an officer of the Company and Sean Charland is an officer and director of the Company.

(6) Non-cash amounts related to options and RSUs granted to directors and officers.

The following table shows amounts due to related parties at the applicable date:

	July 31, 2026	July 31, 2025
	$	$
Dahrouge	470,601	300,596
EBC Consulting Group Ltd.	23,195	-
Kaiben Geological Ltd.	6,214	-
Zimtu	136,133	42,965
Total	636,143	343,561

As of July 31, 2026, the Company has prepaid $62,676 to Dahrouge for exploration programs (July 31, 2025 - $67,000).

As at July 31, 2026, included in amounts receivable was $48,961 advanced to Sean Charland (July 31, 2025 - $Nil).

The amounts due to related parties are unsecured, non-interest bearing, and have no specific terms of repayment.

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

Agreements with Key management

Mr. Sean Charland

The Company and Mr. Charland entered into an executive employment agreement dated November 25, 2025, pursuant to which the Company employs Mr. Charland as President and CEO on an indefinite term.  Compensation includes a $250,000 annual base salary (the excess over current salary paid has been voluntarily forfeited to July 31, 2026 without waiving future salary).

If Mr. Charland is terminated without cause, he will be entitled to no less than the minimum entitlements under the Employment Standards Act (British Columbia), plus 12 months' notice or salary in lieu per year of service up to a 36-month cap, with no bonus payable during the notice period.

The agreement provides for a transaction bonus if he leads and completes a sale transaction or other transaction resulting in a change of control, equal to 1.0% on transaction value over $50,000,000 and 1.5% on the portion exceeding $250,000,000, calculated on aggregate gross consideration, subject to continued employment at closing unless his employment is terminated by the Company without cause or by Mr. Charland for good reason within six  months prior to the closing of such transaction, in which case Mr. Charland will remain entitled to the transaction bonus. Mr. Charland will also remain entitled to the transaction bonus if he is terminated by the Company without cause within six months after a change of control.

Mr. Joness Lang

The Company, Mr. Lang and EBC Consulting Group Ltd. ("EBC"), a company owned and controlled by Mr. Lang, entered into an executive services agreement dated February 15, 2026, pursuant to which the Company engaged EBC as a consultant and appointed Mr. Lang as Executive Vice-President, Growth Strategy on an indefinite term.  Compensation includes a $144,000 annual consulting fee (monthly consulting fee of $12,000).

If Mr. Lang is terminated without cause, he will be entitled to 12 months’ notice or fees in lieu per year of service up to a 36‑month cap, with no bonus payable during the notice period.

The agreement provides for a transaction bonus if he leads and completes a sale transaction or other transaction resulting in a change of control, equal to 0.5% on transaction value over $50,000,000 and 0.75% on the portion exceeding $250,000,000, calculated on aggregate gross consideration, subject to continued engagement at closing unless the agreement is terminated by the Company without cause or by Mr. Lang for good reason within six months prior to the closing of such transaction, in which case Mr. Lang will remain entitled to the transaction bonus. Mr. Lang will also remain entitled to the transaction bonus if he is terminated by the Company without cause within six months after a change of control.

Mr. Nathan Steinke

The Company and Mr. Steinke entered into an executive employment agreement dated February 1, 2026, pursuant to which the Company employs Mr. Steinke as CFO on an indefinite term.  Compensation includes a $144,000 annual base salary.

If Mr. Steinke is terminated without cause, he will be entitled to no less than the minimum entitlements under the Employment Standards Act (British Columbia), plus 12 months’ notice or salary in lieu per year of service up to a 36‑month cap, with no bonus payable during the notice period.

10. FINANCIAL INSTRUMENTS

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments. This note presents information about the Company's exposure to each of the above risks and the Company's objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements.

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Board has implemented and monitors compliance with risk management policies as set out herein:

a) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and receivables are subject to credit risk for a maximum of the amounts shown on the consolidated statements of financial position.  The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

The following table shows the Company’s cash holdings at the applicable dates:

	July 31, 2026	July 31, 2025
	$	$
Cash at banks	8,279,615	5,542,504
Short-term GIC	6,707,375	-
Total cash and cash equivalents	14,986,990	5,542,504

The following table shows the Company’s amounts receivable at the applicable dates:

	July 31, 2026	July 31, 2025
	$	$
GST/QST due from the Canadian governments	159,005	119,744
Accrued interest on short-term GIC	28,300	-
Due from related party (note 9)	48,961	-
Total amounts receivable	236,266	119,744

The Company considers credit risk on its receivables to be minimal as they are primarily due from Canadian governments and large institutions.

b) Liquidity Risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

As of July 31, 2026, the Company has total current liabilities of $4,182,080 (July 31, 2025: $1,336,460).  The Company has sufficient working capital to fund these liabilities.

c) Market Risk

Market risk consists of currency risk, commodity price risk and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

I. Foreign Currency Risk and Sensitivity Analysis

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates.

The Company is exposed to foreign currency risk on fluctuations related to items that are denominated in US dollars. As at July 31, 2026, net financial assets (liabilities) totaling $(2,334,739) (July 31, 2025 – $Nil) were denominated in USD. The Company has not entered into any derivatives or contracts to hedge or otherwise mitigate this exposure.

Based on the above net exposure as at July 31, 2026 and assuming all other variables remain constant, a 2% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of approximately $47,000 in the Company’s consolidated statement of loss.

II. Commodity Price Risk

Commodity price risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for minerals are impacted by world economic events that dictate the levels of supply and demand as well as the relationship between the Canadian and United States dollar.

As the Company has not yet developed commercial mineral interests, it is not exposed to commodity price risk at this time.

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

III. Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.

The Company is not exposed to interest rate risk as the Company had no variable interest rate bearing items as at July 31, 2026.

d) Fair Value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 - Inputs that are not based on observable market data.

The following table summarizes the carrying and hierarchy level for the Company’s financial instruments:

Item	Hierarchy valuation level	July 31, 2026	July 31, 2025
Cash	Level 1	14,986,990	5,542,504
Receivables	Level 1	236,266	119,744
Marketable securities	Level 1	500,000	312,500
Reclamation bonds	Level 1	127,696	33,000
Accounts payable and accrued liabilities	Level 1	3,545,937	980,596
Due to related parties	Level 1	636,143	343,561

e) Capital Management

The Company defines capital as share capital.  The Company’s targeted capital structure at July 31, 2026 is 100% share capital, as management believes that such a capital structure is most suitable for an early-stage company.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maintain a flexible capital structure which will allow it to pursue the exploration of its mineral properties.  Therefore, the Company monitors the level of risk incurred in its mineral property expenditures relative to its capital structure. The Company monitors its capital structure and may make adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company is not subject to any externally imposed capital requirements and there were no changes in the Company’s approach to capital management during the year ended July 31, 2026.

11. FLOW-THROUGH SHARE PREMIUM LIABILITY

On September 24, 2024, the Company issued 906,346 common shares on a “flow-through” basis at a price of $0.433 per Share for gross proceeds of $392,750. The flow-through proceeds were renounced on December 31, 2024. The Company incurred the required expenditures within the period prescribed under the Income Tax Act (Canada).

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

On February 21, 2025, the Company issued 1,530,612 common shares on a “flow-through” basis at a price of $0.98 per Share for gross proceeds of $1,500,000. The flow-through proceeds were renounced on December 31, 2025. As at July 31, 2026, the Company had incurred $1,397,429 in qualified expenditures with respect to this issuance.

On October 22, 2025, the Company issued 800,000 common shares on a “flow-through” basis at a price of $2.00 per Share for gross proceeds of $1,600,000. A flow-through share liability was not recognized as the market price of the shares was greater than the issuance price.  The flow-through proceeds were renounced on December 31, 2025. At July 31, 2026, the Company has incurred $1,475,000 in qualified expenditures with respect to this issuance.

The following table shows the liability related to the premium on the flow-through shares issued at the applicable dates:

	Issued on September 24, 2024	Issued on February 21, 2025	Total
	$	$	$
Balance, July 31, 2024	-	-	-
Liability incurred on flow-through shares issued	96,646	61,224	157,870
Settlement of flow-through share liability on incurred expenses	(96,646)	(48,921)	(145,567)
Balance, July 31, 2025	-	12,303	12,303
Settlement of flow-through share liability on incurred expenses	-	(12,303)	(12,303)
Balance, July 31, 2026	-	-	-

12. ADVERTISING AND PROMOTION

In July 2024, the Company engaged an unrelated third party to assist with a significant investor relations campaign with respect to its mining assets.  During the year ended July 31, 2026 the Company has incurred $2,500,000 (year ended July 31, 2025 - $1,100,000) in relation to the campaign. On August 17, 2026, the Company extended the investor relations agreement, whereby the Company agreed to pay $1,000,000 commencing August 17, 2026 for a three-month term, $500,000 of which as was paid to October 29, 2026.

13. CORPORATE INCOME TAXES

The Company is subject to income taxes in Canada and the United States.  The reconciliation of the income tax provision computed at the statutory rate is as follows:

	2026	2025
Rounded to nearest thousand	$	$
Net loss before tax	(13,990,000)	(4,089,000)
Statutory tax rate	27.00%	27.00%
Expected income tax recovery	(3,777,000)	(1,104,000)
Net adjustments for deductible and non-deductible amounts	2,151,000	640,000
Flow through expenses renounced	452,000	430,000
True-up for prior year balance	(30,000)	74,000
Change in valuation allowance	1,204,000	(40,000)
Deferred income tax recovery	-	-

Apex Critical Metals Corp.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2026 and 2025
(expressed in Canadian dollars)

There are no deferred tax assets/(liabilities) presented in the statement of financial position.

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets/ (liabilities) have been recognized are attributable to the following:

	2026	2025
Rounded to nearest thousand	$	$
Non-capital loss carry-forwards	2,231,000	892,000
Exploration and evaluation assets	(834,000)	(442,000)
Marketable securities	(32,000)	(14,000)
Share issue costs	297,000	22,000
Total	1,662,000	458,000

The Company has non-capital losses available for Canadian income tax purposes which may be carried forward to reduce taxable income in future years.  Currently the Company has negligible non-capital losses of $3,000 in the United States.  If not utilized, the Canadian non-capital losses of approximately $8,263,000 expire as follows:

Year of Expiry	$
2039	133,000
2040	29,000
2041	373,000
2042	125,000
2043	418,000
2044	417,000
2045	1,671,000
2046	5,097,000
Total	8,263,000

The Company has unclaimed Canadian resource pools at July 31, 2026 of approximately $4,142,000 (July 31, 2025 - $1,195,000), which do not expire and may be deducted against future taxable income of the parent company on a discretionary basis.

The Company has unclaimed United States resource pools at July 31, 2026 of approximately $14,233,000 (July 31, 2025 - $Nil), which do not expire and may be deducted against future taxable income of its subsidiary on a discretionary basis.

14. SUBSEQUENT EVENTS

a) On August 14, 2026, filed and obtained a receipt for a final short form base shelf prospectus dated August 10, 2026 (the “Shelf Prospectus”) with the securities commissions in each of the provinces and territories of Canada, except Québec. A corresponding registration statement on Form F-10 has been filed with the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended, and the U.S./Canada Multijurisdictional Disclosure System (the “Registration Statement”), which automatically became effective as of August 13, 2026 under the U.S./Canada Multijurisdictional Disclosure System.

The Shelf Prospectus and Registration Statement will allow the Company to offer and issue up to C$100,000,000 of common shares, warrants, subscription receipts, units, debt securities, common shares represented by depositary shares, and share purchase contracts, or any combination of such securities (collectively, the “Securities”) during the 25-month period that the Shelf Prospectus remains effective.

b) On October 23, 2026 the Company closed an underwritten public offering in the United States, and began trading on the Nasdaq Capital Market under the Symbol “APXC”. The offering consisted of 400,000 American Depositary Shares (“ADSs”) at an offering price of US$4.65 per ADS, for gross proceeds of US$1,860,000. Each ADS represents six common shares of the Company. The underwriter received cash equal to 7% of the gross proceeds, plus 20,000 underwriter ADS warrants (each warrant is exercisable into one ADS) as compensation for the offering.  The ADS warrants are exercisable until October 23, 2030 and are exercisable at a) US$5.81 per ADS warrant or b) on a cashless basis whereby the underwriter can receive net ADS shares based on the weighted average volume adjusted price prior to exercise less US$5.81 multiplied by 20,000.

In addition, the Company granted the underwriter a 45-day option to place up to an additional 60,000 ADSs at the above public offering price, less underwriting discounts, and commissions.  On October 26, 2026, the underwriter exercised the option resulting in the Company issuing an additional 60,000 ADSs and receiving gross proceeds of US$279,000.  The underwriter received cash equal to 7% of the gross proceeds, plus 3,000 additional underwriter ADS warrants (each warrant is exercisable into one ADS) as compensation for the offering.  These warrants are exercisable under the same terms noted above.

c) Subsequent to July 31, 2026, 786,346 warrants were exercised for $524,231 in cash, and 15,000 RSUs vested, resulting in 801,346 common shares being issued.